

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

Wesley McMullan
President and Chief Executive Officer
Federal Home Loan Bank of Atlanta
1475 Peachtree Street, N.E.
Atlanta, GA 30309

      Re: Federal Home Loan Bank of Atlanta
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 5, 2020
           File No. 000-51845

Dear Mr. McMullan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance